SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BioLife Solutions, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09062W204
(CUSIP Number)

Michael Rice, Chief Executive Officer
3303 Monte Villa Parkway, Suite 310
Bothell, Washington 98021
(425) 402-1400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 09062W204
1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Thomas Girschweiler

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3.		SEC USE ONLY

4.		SOURCE OF FUNDS*
OO (See Item 4)

5,	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED	☐
PURSUANT TO ITEMS 2(d) or 2(e)

6.		CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,392,427

		8.	SHARED VOTING POWER 0

		9.	SOLE DISPOSITIVE POWER 4,392,427

		10.	RED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,392,427 shares, consisting of:

(a)   1,029,040 shares of common stock held directly by Reporting Person
(b)   1,544,194 shares of common stock held indirectly through Reporting Person’s wholly-owned entity named Taurus4757 GmbH (“Taurus”)
(c)   214,286 shares of common stock issuable upon exercise of warrants held directly by Reporting Person
(d)   1,544,194 shares of common stock issuable upon exercise of warrants held indirectly through Taurus
(e)    60,713 shares of common stock issuable upon exercise of stock options held directly by Reporting Person

The foregoing takes into account 1-for-14 split effectuated by the Issuer on January 29, 2014.

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *
31.9%

14.	TYPE OF REPORTING PERSON*
IN

SCHEDULE 13D
CUSIP NO. 09062W204
1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Taurus4757 GmbH

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3.		SEC USE ONLY

4.		SOURCE OF FUNDS*
OO (See Item 4)

5,	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED	☐
PURSUANT TO ITEMS 2(d) or 2(e)

6.		CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,088,388

		8.	SHARED VOTING POWER 0

		9.	SOLE DISPOSITIVE POWER 3,088,388

		10.	RED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,088,388 shares, consisting of:
(a)    1,544,194 shares of common stock held directly by Reporting Person
(b)    1,544,194 shares of common stock issuable upon exercise of warrants held directly by Reporting Person

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *
22.9%

14.	TYPE OF REPORTING PERSON*
CO

Item 1.  Security and Issuer.
- ------   -------------------
BioLife Solutions, Inc.
3303 Monte Villa Parkway, Suite 310
Bothell, Washington 98021
Common stock / CUSIP 09062W204

Item 2.  Identity and Background.
- ------   -----------------------
Thomas Girschweiler (“Girschweiler”) is a citizen of Switzerland, a private investor and the sole owner and Managing Partner of Taurus4757 GmbH (“Taurus”).  Taurus has no other directors, executive officers or control persons.  Girschweiler’s address is Wissmannstrasse 15, CH-8057, Zurich, Switzerland.  There has been no criminal conviction against Girschweiler in the past five years (excluding traffic violations or similar misdemeanors), nor has Girschweiler been party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to state or federal securities laws or finding any violation with respect to such laws.

Taurus is a Switzerland company with limited liability, located at Wissmannstrasse 15, CH-8057, Zurich, Switzerland.  Taurus is an investment holding company.  There has been no criminal conviction against Taurus in the past five years (excluding traffic violations or similar misdemeanors), nor has Taurus been party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to state or federal securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
- ------    ------------------------------------------------
OO.  See Item 5.

Item 4.  Purpose of Transaction.
- ------    ----------------------
The purpose of the note conversion described in Item 5 was long-term investment and appreciation as well as to help facilitate the completion of Issuer’s public offering of units and listing of the Issuer’s Common Stock on the NASDAQ Capital Market.  Girschweiler ceased to be a director of the Issuer on March 5, 2014, but is still a 10% owner of the Issuer.

Item 5.  Interest in Securities of the Issuer.
- ------   ------------------------------------
On December 16, 2013, the Issuer entered into a note conversion agreement with Girschweiler,
(the “Note Conversion Agreement”). Girschweiler held, as of December 31, 2013, approximately $4.9 million principal amount of outstanding promissory notes and approximately $1.6 million of accrued and unpaid interest under that certain secured convertible multi-draw term loan facility agreement entered into on January 11, 2008.  Pursuant to the Note Conversion Agreement, Girschweiler agreed to convert on a private placement basis the outstanding indebtedness, including accrued interest thereon in connection with and on substantially similar terms as the Issuer’s next “Qualified Financing”, which was defined as the “next offer and sale its equity for cash, provided that a Qualified Financing shall not include any issuance of securities of the Issuer pursuant to compensatory arrangements.” On February 11, 2014, Girschweiler assigned his respective rights and obligations under the promissory notes, the facility agreement and the Note Conversion Agreement to Taurus.

On March 25, 2014, the indebtedness under the facility agreements, including accrued interest thereon through the closing date, was converted on a private placement basis into units at a conversion price of $4.30 per unit, concurrently with the closing of the Issuer’s public offering of units at a public offering price of $4.30 per unit.  Pursuant to the conversion, Taurus received 1,544,194 units for the conversion of approximately $4.9 million principal amount of outstanding promissory note and $1.7 million of interest accrued thereon.  Each unit consisted of one share of the Issuer’s common stock, $0.001 par value and one common stock warrant.  Each warrant is exercisable for 1 common share of the Issuer at $4.75 per share through March 25, 2021.  Taurus also released all security and the facility agreements were terminated.

As of March 25, 2014, Girschweiler beneficially owned 4,392,427 shares of the Issuer, consisting of 1,029,040 shares of common stock held directly, 1,544,104 shares of common stock held indirectly through Taurus, 214,286 shares of common stock issuable upon exercise of warrants held directly, 1,544,194 shares of common stock issuable upon exercise of warrants held indirectly through Taurus, and 60,713 shares of common stock issuable upon exercise of stock options held directly.  Such shares represent a total of 31.9% of the Issuer’s outstanding common shares.

Girschweiler has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the entirety of the number of shares indicated above.  There are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

As of March 25, 2014, Taurus beneficially owned 3,088,388 shares of the Issuer, consisting of 1,544,194 shares of common stock and 1,544,194 shares of common stock issuable upon exercise of warrants.  Such shares represent a total of 22.9% of the Issuer’s outstanding common shares.

Taurus has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the entirety of the number of shares indicated above.  Except Girschweiler, there are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.
- ------   ------------------------------------
Note Conversion Agreement, dated December 16, 2013, by and among the Issuer and Thomas Girschweiler. (1)

Assignment and Amendment of Note Conversion Agreement, dated February 11, 2014, by and among the Issuer, Thomas Girschweiler and Taurus4757 GmbH. (2)

Form of Warrant issued on March 25, 2014 (3)

Joint Filing Agreement  (See attached)

Item 7.  Materials to be Filed as Exhibits.
- ------   ------------------------------------
See Item 6

Footnotes:
(1)	Incorporated by reference to the Form 8-K filed by the Issuer on December 16, 2013
(2)	Incorporated by reference to the Form 8-K filed by the Issuer on February 12, 2014
(3)	Incorporated by reference to the Form 8-K filed by the Issuer on March 25, 2014

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 25th , 2014                                     /s/ Thomas Girschweiler
Thomas Girschweiler

Dated:  March 25th , 2014                                     TAURUS4757 GMBH

/s/ Thomas Girschweiler
Thomas Girschweiler, Managing Partner